PROXY RESULTS (Unaudited)

Cohen & Steers Select Preferred and Income Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 26, 2012. The description of each proposal and number of shares voted are as follows:

Common Shares
				Shares Voted For	Authority Withheld
To elect Directors:
George Grossman			11,062,979.570		169,577.414
Robert H. Steers		11,042,170.199		190,386.785
C. Edward Ward Jr.		11,074,144.664		158,412.320